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                                                        SEC FILE NUMBER
                                                        000-18464

                                                        CUSIP NUMBER
                                                        290828102



                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One):    [  ] Form 10-K  [  ] Form 20-F  [  ] Form 11-K
                [ X ] Form 10-QSB  [  ] Form N-SAR



                  For Period Ended:    September 30, 2000
                                       ------------------
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:  ___________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant
EMCLAIRE FINANCIAL CORP.

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
612 MAIN STREET

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City, State and Zip Code
EMLENTON, PENNSYLVANIA  16373
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       [X]     (a)    The reasons described in reasonable detail in Part III
                      of this form could not be  eliminated  without
                      unreasonable effort or expense;
       [X]     (b)    The subject annual report, semi-annual report,
                      transition report on Form 10-K, Form 20-F, 11-K or
                      Form N-SAR, or portion thereof, will be filed on or
                      before the fifteenth calendar day following the
                      prescribed due date; or the subject quarterly report
                      of transition report on Form 10-Q, or portion thereof
                      will be filed on or before the fifth calendar day
                      following the prescribed due date; and
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       [ ]     (c)    The accountant's statement or other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the unavailability of certain financial data necessary to complete the subject report, the subject report could not be timely filed.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            John J. Boczar        (724)                   867-2311
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            (Name)               (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                           [X] Yes  [  ] No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                                           [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant is currently evaluating its intangible assets to determine whether they are permanently impaired. In the event such assets are permanently impaired, the Registrant will be required to writeoff the value of such asset from the balance sheet and charge a similar amount as a loss on the income statement. Because the Board of Directors of the Registrant has not yet determined the amount of impairment, it is not possible to determine the effect on net income and total assets at this time.

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                            EMCLAIRE FINANCIAL CORP.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    November 15, 2000         By /s/ John J. Boczar
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                                     John J. Boczar, Treasurer